COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

225 Franklin Street

BOSTON, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 11, 2011

Mr. Mark A. Cowan

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Variable Insurance Trust I

Registration Nos. 333-40265; 811-08481

Dear Mr. Cowan:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by electronic mail on March 30, 2011 in connection with post-effective amendment no. 30 to the registration statement of Columbia Funds Variable Insurance Trust I (the “registrant”) on Form N-1A, filed with the SEC on February 17, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registrant’s Columbia High Yield Fund, Variable Series, which will be re-named Columbia Variable Portfolio – High Income Fund on May 2, 2011 (the “Fund”). The Staff’s comments are set forth below, and each is followed by our response.

1.	General

a.	Although the Fund may not rely on the delivery procedures provided in Rule 14a-16 under the 1934 Act, please supplementally confirm that the Fund will post its proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

Response: The registrant will comply with the posting requirements under Rule 14a-16 under the 1934 Act.

b.	Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010)

Response: The registrant is aware of its obligations to file XBRL Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement.

c.	We note the fund describes investments in derivative instruments. As such, please review the fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: Based on a review of the Fund’s anticipated use of derivatives, we do not expect the Fund to use derivatives as part of its principal investment strategies to achieve its investment objective. Accordingly, we will remove references to derivatives from the section of the Fund’s prospectuses disclosing principal investment strategies and principal risks and add disclosure relating to the Fund’s investment in derivatives in the section of the prospectuses entitled “Columbia Variable Portfolio – High Income Fund – Additional Investment Strategies and Policies”.

2.	Principal Investment Strategies

a.	The first time you mention below investment grade debt securities, please disclose that these instruments are commonly referred to as “junk bonds.”

Response: The requested change will be made. We will modify the first sentence under the section of the prospectuses entitled “Columbia Variable Portfolio – High Income Fund – Principal Investment Strategies” as follows (added language underlined):

Under normal circumstances, the Fund invests at least 80% of its net assets in domestic and foreign corporate below investment grade debt securities (commonly referred to as “junk” or “high-yield” bonds).

3.	Principal Risks

a.	Please disclose any risks that may be a principal risk of investing in bank loans.

Response: We will add the following principal risk:

Highly Leveraged Transactions Risk – The loans and other securities in which the Fund invests include highly leveraged transactions (e.g., bank loans) whereby the borrower assumes large amounts of debt in order to have the financial resources to attempt to achieve its business objectives. Loans or securities that are part of highly leveraged transactions involve a greater risk (including default and bankruptcy) than other investments.

b.	Please disclose as a principal risk of investing in government securities that not all government securities (e.g., agency securities) are backed by the full faith and credit of the federal government.

Response: We will add the following principal risk:

U.S. Government Obligations Risk – U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. Government and generally have negligible credit risk. Securities issued or guaranteed by federal agencies or authorities and U.S. Government-sponsored instrumentalities or enterprises may or may not be backed by the full faith and credit of the U.S. Government. For example, securities issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association and the Federal Home Loan Banks are neither insured nor guaranteed by the U.S. Government. These securities may be supported by the ability to borrow from the U.S. Treasury or only by the credit of the issuing agency, authority, instrumentality or enterprise and, as a result, are subject to greater credit risk than securities issued or guaranteed by the U.S. Treasury. Securities guaranteed by the FDIC under its Temporary Liquidity Guarantee Program are subject to certain risks. See ABOUT THE FUNDS’ INVESTMENTS – U.S. Government and Related Obligations in the Statement of Additional Information for more information.

4.	Performance Information

a.	In the narrative preceding the bar chart and table, please clarify that the information provides some indication of the risks of investing in the fund by showing changes in the fund’s performance from year to year and by showing how the fund’s average annual returns from 1, 5, and 10 years compare with those of a broad measure of market performance.

Response: Item 4(b)(2) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns.” Item 4(b)(2) provides the disclosure referenced in the comment as an example of how to provide the required explanation, but does not mandate that such disclosure be used exclusively. The Fund’s prospectuses include the following explanation for the performance shown:

•	The following bar chart and table show you how the Fund has performed in the past, and can help you understand the risks of investing in the Fund.

•	The bar chart below shows you how the performance of the Fund’s Class [1][2] shares has varied from year to year.

•	The table compares the Fund’s returns for each period with those of the Credit Suisse High Yield Index, which is a broad-based index that tracks the performance of high-yield bonds.

We believe the current disclosure provides the required explanation.

b.	Please confirm to the staff that the fund’s fiscal year is other than a calendar year.

Response: The Fund’s fiscal year ends December 31.

5.	Portfolio Managers

a.	With respect to MacKay Shields, please disclose all of the information required by Item 20 of Form N-1A.

Response: On October 27, 2010, MacKay Shields, LLC ceased to be a subadviser to the Fund. As a result, no MacKay Shields, LLC portfolio manager will be primarily responsible for the day-to-day management of the Fund on the effective date of the prospectus or SAI, making Item 20 disclosure unnecessary.

6.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registrant’s registration statement that is the subject of this letter. The registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The registrant further acknowledges that it may not assert the Staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that these responses adequately address your concerns. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Insurance Trust I

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